Exhibit 99.1

Homeinns Hotel Group Announces

Completion of Going Private Transaction

SHANGHAI, April 1, 2016 — Homeinns Hotel Group (“Homeinns” or the “Company”) (NASDAQ: HMIN), a leading economy hotel chain in China, announced today the completion of its merger (the “Merger”) with BTG Hotels Group (CAYMAN) Holding Co., Ltd (“Merger Sub”), a wholly-owned subsidiary of BTG Hotels Group (HONGKONG) Holdings Co., Limited (“Holdco”), pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 6, 2015, by and among the Company, Holdco, Merger Sub and, solely for purposes of certain sections thereof, BTG Hotels (Group) Co., Ltd. Holdco has acquired the Company (other than the Rollover Shares (as defined below)) in a cash transaction valued at approximately US$1.2 billion and as a result of the Merger, the Company ceased to be a publicly traded company.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on March 25, 2016, all of the Company’s ordinary shares (each, a “Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) have been cancelled in exchange for the right to receive US$17.90 per Share, and all of the Company’s American depositary shares (“ADSs”), each of which represents two Shares, issued and outstanding immediately prior to the Effective Time have been cancelled in exchange for the right to receive US$35.80 per ADS, in each case, in cash, without interest and net of any applicable fees and withholding taxes, except for (i) 14,726,165 Shares held by Poly Victory Investments Limited, 14,400,765 Shares held by Ctrip Travel Information Technology (Shanghai) Co., Ltd., 375,500 Shares held by Neil Nanpeng Shen, co-founder, co-chairman of the board of directors and an independent director of the Company, 3,458,745 Shares held by Smart Master International Limited, 30,138 Shares held by Mr. David Jian Sun, the chief executive officer and a director of the Company, 228,806 Shares held by Peace Unity Investments Limited, 84,272 Shares held by Jason Xiangxin Zong, president and chief operating officer of the Company, and 317,294 Shares held by Wise Kingdom Group Limited (collectively, the “Rollover Shares”), issued and outstanding immediately prior to the Effective Time, each of which has been converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.005 each, of the surviving company; and (ii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law, which have been cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holders’ dissenters’ rights under the Cayman Islands Companies Law.

Shareholders of record entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their ordinary share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their ordinary share certificates.

For holders of ADSs in uncertificated form, that is, ADSs not evidenced by American depositary receipts, within a few days following the closing of the Merger, The Bank of New York Mellon (the “Depositary”), in its capacity as the depositary for the Company’s ADS program, will automatically pay to such holders US$35.80 per each uncertificated ADS held by them (less an ADS cancellation fee of US$0.05 per ADS) in cash, without interest and net of any applicable withholding taxes, in exchange for the cancellation of such ADSs. ADS holders who hold their ADSs in certificated form, that is, ADSs which are evidenced by American depositary receipts, will receive from the Depositary, shortly following the closing of the Merger, a letter of transmittal and instructions on how to surrender their American depositary receipts in exchange for the merger consideration (less an ADS cancellation fee of US$0.05 per ADS). ADS holders who hold their ADSs in certificated form should wait to receive the letter of transmittal from the Depositary before surrendering their ADRs. For those who hold their ADSs in “street name” through their broker, bank or other nominee, such holders will not be required to take any action to receive the net merger consideration for their ADSs as the Depositary will arrange for the surrender of such ADSs and the remittance of the per ADS merger consideration (less an ADS cancellation fee of US$0.05 per ADS) to The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to the applicable broker, bank or nominee on behalf of such beneficial owners, and any questions concerning the receipt of the per ADS merger consideration from holders who hold ADSs in “street name” should be directed to the applicable broker, bank or nominee.

The Company also announced today that it requested that trading of the ADSs on the NASDAQ Global Select Market (“NASDAQ”) be suspended as of the close of trading on April 1, 2016. The Company requested that NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Cautionary Statement Concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

For more information, please contact:

Mingjia Ding

Homeinns Hotel Group

Tel: +86-21-3337-3333*3870

Email: mjding@homeinns.com

Cara O'Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com